Exhibit 99.2

RIGS Haynesville Partnership Co.

Consolidated Financial Statements
December 31, 2011
With Independent Auditors' Report Thereon

RIGS Haynesville Partnership Co.

Report of Independent Certified Public Accountants
Partners
RIGS Haynesville Partnership Co.
We have audited the accompanying consolidated balance sheet of RIGS Haynesville Partnership Co. (a Delaware general partnership) and subsidiaries (the “Partnership”) as of December 31, 2011, and the related consolidated statements of income, cash flows, and partners' capital for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RIGS Haynesville Partnership Co. and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Dallas, Texas
February 22, 2012

RIGS Haynesville Partnership Co.
Consolidated Balance Sheet
As of December 31, 2011
(Amounts in United States Dollars)

ASSETS
Current Assets
Cash and cash equivalents	$12,012,490
Trade accounts receivable, net of allowance of $86,052	2,656,772
Accrued revenues	13,764,304
Related party receivables	1,355,213
Other current assets	1,873,847
Total current assets	31,662,626

Property, Plant and Equipment:
Transmission systems	728,446,921
Compression equipment	102,121,581
Right of way	71,196,242
Other property, plant and equipment	25,851,917
Construction-in-process	35,286,136
Total property, plant and equipment	962,902,797
Less accumulated depreciation	(70,757,094)
Property, plant and equipment, net	892,145,703

Other Assets:
Other assets, net of accumulated amortization of $439,448	453,479
Intangible assets, net of accumulated amortization of $4,323,000	27,117,000
Goodwill	119,161,140
Total other assets	146,731,619

TOTAL ASSETS	$1,070,539,948

LIABILITIES AND PARTNERS' CAPITAL
Current Liabilities:
Trade accounts payable	$2,826,172
Related party payables	1,119,277
Other current liabilities	861,812
Total current liabilities	4,807,261

Long-term Debt	79,000,000

Commitments and Contingencies

Partners' Capital	986,732,687

TOTAL LIABILITIES AND PARTNERS' CAPITAL	$1,070,539,948

See accompanying notes to consolidated financial statements

RIGS Haynesville Partnership Co.
Consolidated Income Statement
For the Year Ended December 31, 2011
(Amounts in United States Dollars)

REVENUES
Transportation and other fees	$166,681,853
Gas sales	3,622,302
Related party revenues	14,652,398
Total revenues	184,956,553

OPERATING COSTS AND EXPENSES
Cost of sales, including related party amounts of $1,320,967	1,647,222
Operation and maintenance, including related party amounts of $6,205,216	20,803,286
General and administrative, including related party amounts of $16,800,000	17,160,996
Depreciation	33,417,638
Amortization	1,512,839
Total operating costs and expenses	74,541,981

OPERATING INCOME	110,414,572

Interest expense	(1,244,577)
Other income, net	16,251
NET INCOME	$109,186,246
See accompanying notes to consolidated financial statements

RIGS Haynesville Partnership Co.
Consolidated Cash Flow Statement
For the Year December 31, 2011
(Amounts in United States Dollars)

OPERATING ACTIVITIES
Net income	$109,186,246
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization, including debt issuance cost amortization	35,110,029
Loss on aid-in-construction	35,131
Cash flow changes in current assets and liabilities:
Trade accounts receivable, accrued revenues and related party receivables	11,244,341
Other current assets	(937,993)
Trade accounts payable and related party payables	(2,488,301)
Other current liabilities	256,723
Net cash flows provided by operating activities	152,406,176

INVESTING ACTIVITIES
Capital expenditures	(45,223,714)
Proceeds from assets sales	44,545
Net cash flows used in investing activities	(45,179,169)

FINANCING ACTIVITIES
Net borrowings under revolving credit facility	46,000,000
Debt issuance costs	(262,220)
Partner distributions	(141,771,312)
Net cash flows used in financing activities	(96,033,532)

Net change in cash and cash equivalents	11,193,475

Cash and cash equivalents at beginning of period	819,015

Cash and cash equivalents at end of period	$12,012,490

Supplemental cash flow information:
Non-cash capital expenditures	$2,525,355
Interest paid	871,450
See accompanying notes to consolidated financial statements

RIGS Haynesville Partnership Co.
Consolidated Statement of Partners' Capital
For the Year Ended December 31, 2011
(Amounts in United States Dollars)

Balance at January 1, 2011	$1,019,317,753
Partner distributions	(141,771,312)
Net income	109,186,246
Balance at December 31, 2011	$986,732,687
See accompanying notes to consolidated financial statements

RIGS Haynesville Partnership Co.
Notes to Consolidated Financial Statements
(All amounts in United States Dollars, unless otherwise indicated)
1. Organization and Basis of Presentation
Organization. The consolidated financial statements presented herein reflect the results of RIGS Haynesville Partnership Co. (“Partnership”), a Delaware general partnership. The Partnership was formed on March 17, 2009, as a joint venture by and among Alinda Gas Pipeline I, L.P. and Alinda Gas Pipeline II, L.P. (“Alinda Investors”), Regency Haynesville Intrastate Gas LLC (“Regency HIG”), an indirect wholly-owned subsidiary of Regency Energy Partners LP (“Regency”), and EFS Haynesville, LLC. As of December 31, 2011, the Partnership was 50 percent owned by Alinda Investors, 49.99 percent owned by Regency HIG and 0.01 percent owned by EFS Haynesville, LLC.
The Partnership, through its wholly-owned subsidiary, Regency Intrastate Gas LP (“RIG”), an entity that owns a 450-mile intrastate natural gas pipeline, delivers natural gas from northwest Louisiana to downstream pipelines and markets.
Basis of presentation. The consolidated financial statements of the Partnership and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of all controlled subsidiaries after the elimination of all intercompany accounts and transactions.
2. Summary of Significant Accounting Policies
Use of Estimates. These consolidated financial statements have been prepared in conformity with GAAP which necessarily includes the use of estimates and assumptions by management that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities that exist at the date of the financial statements. Although these estimates are based on management's available knowledge of current and expected future events, actual results could be different from those estimates.
Cash and cash equivalents. Cash and cash equivalents include temporary cash investments with original maturities of three months or less.
Accounts Receivable, Accrued Revenue and Allowance for Doubtful Accounts. Accounts receivable consist principally of trade receivables from customers and are generally unsecured. Accrued revenue represents the revenues earned in the current month but billed in the following month. The Partnership periodically assesses accounts receivable for estimated losses resulting from the inability of customers to make required payments. Estimates are based on historical collection experience, aging of the accounts receivable balances, current economic conditions, historical write-off experience, and each specific customer's ability to meet its financial obligations to the Partnership.
Property, Plant and Equipment. Property, plant and equipment is recorded at historical cost of construction, or, upon acquisition, the fair value of the assets acquired. Gains or losses on sales or retirements of assets are included in operating income unless the disposition is treated as discontinued operations. Gas to maintain pipeline minimum pressures is capitalized, not subject to depreciation, and classified as property, plant and equipment. The costs of maintenance and repairs, which are not significant improvements, are expensed when incurred. Expenditures to extend the useful lives of the assets are capitalized.
The Partnership accounts for its asset retirement obligations in accordance with the Asset Retirement Obligation Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). The guidance requires the Partnership to recognize on its balance sheet the net present value of any legally binding obligation to remove or remediate the physical assets that it retires from service, as well as any similar obligations for which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Partnership. While the Partnership is obligated under contractual agreements to remove certain facilities upon their retirement, management is unable to reasonably determine the fair value of such asset retirement obligations because the settlement dates, or ranges thereof, were indeterminable and could range up to 95 years. An asset retirement obligation will be recorded in the periods wherein management can reasonably determine the settlement dates.

RIGS Haynesville Partnership Co.
Notes to Consolidated Financial Statements
(All amounts in United States Dollars, unless otherwise indicated)
Depreciation of property, plant and equipment is recorded on a straight-line basis over the following estimated useful lives:

Functional Class of Property	Useful Lives (Years)
Transmission systems	30
Compression equipment	5-20
Right of way	30
Other property, plant and equipment	3-35
Other assets. Other assets consist of costs related to establishing and modifying the revolving credit facility, which are capitalized and amortized to interest expense, net over the term of the related revolving credit facility.
Intangible Assets. Intangible assets consist of customer contracts and are amortized on a straight line basis over their estimated useful lives of 20 years, which is the period over which these contracts are expected to contribute directly or indirectly to the Partnership's future cash flows. The remaining amortization period for customer contracts is 18 years. The expected amortization of the intangible assets is $1,572,000 for each of the five succeeding years.
The Partnership assesses long-lived assets, including property, plant and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed by comparing the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by the asset. If the asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amounts exceed the fair value of the asset. The Partnership did not record any impairment for the year ended December 31, 2011.
Goodwill. Goodwill represents the excess of purchase price over the fair value of the net assets. Goodwill is not amortized, but is tested for impairment annually based on the carrying values as of October 1, or more frequently if impairment indicators arise that suggest the carrying value of goodwill may not be recovered. Impairment occurs when the carrying amount of a reporting unit exceeds its fair value. At the time it is determined that an impairment has occurred, the carrying value of the goodwill is written down to its fair value. To estimate the fair value, the Partnership makes estimates and judgments about future cash flows, as well as to revenues, cost of sales, operating expenses, capital expenditures and net working capital based on assumptions that are consistent with the Partnership's most recent forecast. No impairment was indicated for the year ended December 31, 2011.
Gas Imbalances. Quantities of over or under deliveries related to imbalance agreements are recorded monthly as other current assets or other current liabilities using the current market prices or the weighted average prices. Within certain volumetric limits determined at the sole discretion of the creditor, these imbalances are generally settled by deliveries of natural gas. Net imbalance settlement gains with third party customers are recorded as gas sales in the consolidated income statements. Imbalance receivables included in other current assets and imbalance payables included in other current liabilities as of December 31, 2011 were $1,701,399 and $51,863, respectively.

RIGS Haynesville Partnership Co.
Notes to Consolidated Financial Statements
(All amounts in United States Dollars, unless otherwise indicated)
Fair Value Measures. The Partnership follows the Fair Value Measurement Topic of the FASB ASC for financial assets and liabilities and applied the fair value measurement provisions to non-financial assets and liabilities, such as goodwill, indefinite-lived intangible assets, property, plant and equipment and asset retirement obligations. These provisions establish a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1- unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Partnership;
Level 2- inputs that are observable in the marketplace other than those classified as Level 1; and
Level 3- inputs that are unobservable in the marketplace and significant to the valuation.
Entities are encouraged to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation.
As of December 31, 2011, the Partnership did not have financial instruments whose fair value were determined using available market information and valuation methodologies. The carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximates fair value due to their short-term maturities. Long-term debt is comprised of borrowings under which interest accrues under a floating interest rate structure. Accordingly, the carrying value approximates fair value.
Revenue Recognition. The Partnership earns revenues from (i) natural gas transportation and (ii) domestic sales of natural gas. Revenues associated with transportation fees are recognized when the service is provided. Sales of natural gas are recognized as revenue when title passes to the customer, which is when the risk of ownership passes to the purchaser and physical delivery occurs.
Income Taxes. The Partnership is a tax pass through entity, and, therefore, is generally not subject to income taxes. The Partnership follows the guidance for uncertainties in income taxes and did not identify or record any uncertain tax positions not meeting the more likely than not standard as of December 31, 2011.
Comprehensive Income. For the year ended December 31, 2011, comprehensive income equaled net income.
3. Debt
As of December 31, 2011, RIG had a $100,000,000 working capital facility that expires in July 27, 2014. The outstanding balance under the revolving credit facility bears interest at the London Interbank Offered Rate plus a margin or the Prime Referenced Rate as defined in the revolving credit facility agreement plus a margin. The weighted average interest rate on the total amount outstanding under the Partnership's revolving credit facility as of December 31, 2011 was 2.32 percent. The revolving credit facility is secured by substantially all of RIG's assets.

RIGS Haynesville Partnership Co.
Notes to Consolidated Financial Statements
(All amounts in United States Dollars, unless otherwise indicated)
4. Related Party Transactions
The Partnership provides transportation services, purchases and sells natural gas and settles gas imbalances with certain Regency affiliates. For the year ended December 31, 2011, related party revenues and related party cost of sales were primarily the results of these transactions.
Under a Master Services Agreement between Regency and the Partnership, Regency operates and provides all employees and services for the operation and management of the Partnership. For the year ended December 31, 2011, related party general and administrative expenses charged by Regency were $16,800,000.
The Partnership has gas compression service agreements with CDM Resource Management LLC, a wholly-owned subsidiary of Regency. For the year ended December 31, 2011, related party operating and maintenance expenses were primarily results of these agreements.
5. Major Customers
During the year ended December 31, 2011, three non-affiliated shippers accounted for 28%, 17% and 15%, respectively, of the Partnership's total revenues.
6. Subsequent Events
Subsequent events have been evaluated through the date the financial statements were issued.